Improving Attention,
Changing Lives™

BrainLeap™


9887

BrainLeap™

Highlights

- Billion-dollar market opportunity
- Measurable outcomes demonstrated by two independent research studies at University of California, San Diego and University of Florida - Gainesville
- Fully commercialized SaaS solution
- 19 pilot schools (10 paying) have chosen to implement the Attention Arcade as we collect data to show the impact of attention training on reading outcomes
- Patent pending


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Shrooms left
Shroom digger
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BrainLeap™

Problem:

Weak Attention Skills Undermine Reading Ability



Struggling Reader
Ella has a best friend. Her name is
Sarah. They play almost every day.
They go to the same school. Ella has a
cat. They like to play with Ella's cat. It
has stripes and looks like a little tiger.
Efficient Reader
Ella has a best friend. Her name is
Sarah. They play almost every day.
They go to the same school. Ella has a
cat. They like to play with Ella's cat. It
has stripes and looks like a little tiger.
Fixation Time
Eye Movements

Reading Requires More than Just Understanding the Words

Large Market with Unmet Need

BrainLeap™

TOTAL AVAILABLE MARKET

$158 billion spent on Literacy for students in grades 2-8 in the US

SERVICEABLE AVAILABLE MARKET

$11.1 billion spent on Literacy programs for grades 2-8 in the US

SERVICEABLE OBTAINABLE MARKET

$216 million is 2% of the amount spent on Literacy programs for grades 2-8 in the US

Extra Funds
Schools currently have an extra $122 billion to spend on Learning Loss because of the American Rescue Plan

BrainLeap™



Username
20 minutes played
BrainLeap
Attention Arcade™
Shroom digger
Dr. Mole Mr. Hide
Unlock next game in 2 minutes
tobii

Solution:

A Fun Way to Train Attention Skills

Gaze-driven video games that train attention skills required for reading

- ✓ Off-the-shelf eye tracker
- ✓ 9 attention training games
- ✓ 5 objective attention assessments
- ✓ 20 minutes per day over 8-12 weeks



Opportunity to Help Millions of Children

Imagine a child with attention issues getting better at reading and overall in school… from playing video games.

Where you look and where you are planning to look is where you are placing your attention. BrainLeap's attention training video games leverage this connection to train attention skills that are important for reading and executive function.

We are improving attention and changing lives with the Attention Arcade.

How It Works

The games leverage the shared neural circuitry of the eye movement system and the attention system to train:

- Fast shifts of attention
- Inhibitory control
- Fixation of gaze
- Anticipatory focus



FRONTAL CORTEX:
COGNITIVE CONTROL
PARIETAL CORTEX:
SENSORY INTEGRATION AND ACTION SELECTION

BrainLeap™

Meet The Team

Northeastern University



Leanne Chukoskie, Ph.D.
Chief Science Officer & Co-Founder
22 years of eye-movement research, including attention in the visual system

UC San Diego



Jeanne Townsend, Ph.D.
Co-Founder & Advisor

30+ years of studying autism and attention deficits

Wharton University of Pennsylvania



Jeff Coleman
CEO & Co-Founder

Entrepreneur, 27 years of marketing experience, 13 years as an online marketing consultant

Berkeley University of California



Donna Auguste, Ph.D.
Manager of Customer Engagement
Successful entrepreneur with 30+ years of industry experience

UC San Diego



Joe Snider, Ph.D.
Chief Technology Officer

14 years of using technology to study underlying mechanisms of behavior

Competitive Advantage

Builds Foundational Skills

No Medication

Fun for Students

Minimal Supervision Needed

Patent Pending

COMPETITION

READING PROGRAMS

Default option

Provide needed language skills

Minimal impact on non-language skills needed

1-ON-1 SUPPORT

Required by some IEPs

Best current option for support

Expensive for schools

ADHD MEDICATION

Taking a pill is easy

Serious side effects

Does not work for all children

Outside of school control

BrainLeap™

Traction

- Commercialized product with scalable (Firebase) backend
- 19 pilot schools (10 paying)
- Awarded SBIR Phase 1 & 2 grant NSF
- Accepted into the USC EdTech Accelerator USC Rossier School of Education
- Partnerships Established:
  Lexplore (UK), Kaiyon (South Korea)
- Selected for Ubisoft Entrepreneurs Lab UBISOFT

As Seen On

ADDITUDE, CBS, kpbs, Science AAAS, cheddar, FOX 5, The San Diego Union-Tribune

Why Now?

Attention Issues are Increasing

The US CDC reports ongoing increases in ADHD and autism

Concerns about Learning Loss

Remote learning has caused many students to fall behind

Demonstrated Effectiveness

Studies have shown effectiveness of the Attention Arcade

Eye Tracking Becoming Ubiquitous

The integration of eye tracking into AR & VR, provides more devices that can train attention

"For some of our students, attention issues keep them from being successful in school. The Attention Arcade is the first research-based solution we have found that can build those skills."
-- Susie Fahey, Director, Integrity Charter School

Roadmap

Demonstrate Efficacy in Schools	Expand in US & UK	Launch in South Korea & SE Asia	Launch Older Adult Training	Launch to Rest of Europe	Increase Global Reach
Q2 2022	2022	Q3 2022	Q2 2023	2023	2024
Show attention training impacts on reading & math	Increase sales force & deepen partnerships	Finalize partnership & support launch	Bring older adult training to market	Through partnerships, launch across Europe	Become *de facto* attention training platform

BrainLeap™

Why Invest?

- Billion-dollar market opportunity
- Eye tracking is becoming more ubiquitous
- Unique solution with strong IP
- Experienced and passionate team
- **Opportunity to help millions of children**



For more information, please contact:



Jeff Coleman
jeff@brainleaptech.com
+1 858-220-0202
brainleaptech.com